 Exhibit 99.1

Nanox Mourns Death of Its Founder, Ran Poliakine

PETACH TIKVA, Israel, Jan. 16, 2024 (GLOBE NEWSWIRE) – NANO-X IMAGING LTD (NASDAQ: NNOX) (“Nanox” or the “Company”), an innovative medical imaging technology company, announced that the Company’s founder and non-executive chairman, Ran Poliakine, passed away on Friday, Jan. 12, 2024, due to a medical condition. Mr. Poliakine was a serial entrepreneur who over the course of his 35-year career founded more than 20 companies, and gave rise to over 70 patents in his various fields of interest, including healthcare, social impact technology, the environment and industry.

After founding Nanox and leading the effort to take the Company public in 2020, he moved to a non-executive role in 2021, handing leadership of Nanox to the current management team.

Mr. Poliakine was instrumental in the early development of an end-to-end solution focused on applying proprietary medical imaging technology and solutions to make diagnostic medicine more accessible and affordable. These imaging solutions include the Nanox.ARC, a multi-source three-dimensional tomosynthesis imaging system. Mr. Poliakine witnessed this vision coming to fruition, in the form of the Nanox.ARC receiving a series of regulatory clearances in the United States and other countries throughout the world.

“It is with great sadness that we mourn the loss of Ran, my friend and source of endless inspiration,” said Erez Meltzer, CEO of Nanox. “The collective Nanox family, including employees, management and our Board of Directors, extends our deepest condolences to his family and friends, as well as to the countless colleagues who were fortunate to experience Ran’s unparalleled uniqueness and unconventionality. Ran’s goal was to wield a positive influence on the world through innovation.”

“On a personal note,” Mr. Meltzer continued, “my relationship with Ran spans many years and he was truly one of the most remarkable people I’ve had the privilege of knowing. It is my honor and privilege to lead the company and continue his legacy, which was marked by boundless curiosity and manifested in the fusion of science and art through the realms of technology development, entrepreneurship and investments, as well as a deep passion for making the world a better place. At Nanox, our paramount goal is to bring the groundbreaking Nanox imaging solution into widespread use, which we believe is the best way to honor Ran’s legacy and realize his vision of reimagining medical imaging technology to improve health.”

The Nanox Board of Directors will be meeting in the coming days to initiate the process of appointing a new Board Chair.

About Nanox:

Nanox (NASDAQ: NNOX) is focused on applying its proprietary medical imaging technology and solutions to make diagnostic medicine more accessible and affordable across the globe. Nanox’s vision is to increase access, reduce costs and enhance the efficiency of routine medical imaging technology and processes, in order to improve early detection and treatment, which Nanox believes is key to helping people achieve better health outcomes, and, ultimately, to save lives. The Nanox ecosystem includes Nanox.ARC— a multi-source Digital Tomosynthesis system that is cost-effective and user-friendly; an AI-based suite of algorithms that augment the readings of routine CT imaging to highlight early signs often related to chronic disease (Nanox.AI); a cloud-based infrastructure (Nanox.CLOUD); and a proprietary decentralized marketplace, through Nanox’s subsidiary, USARAD Holdings Inc., that provides remote access to radiology and cardiology experts; and a comprehensive teleradiology services platform (Nanox.MARKETPLACE). Together, Nanox’s products and services create a worldwide, innovative, and comprehensive solution that connects medical imaging solutions, from scan to diagnosis. For more information, please visit www.nanox.vision.

Forward-Looking Statements:

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Nanox. All statements that are not historical facts contained in this press release are forward-looking statements. Such statements include, but are not limited to, any statements relating to the initiation, timing, progress and results of the Company’s research and development, manufacturing, and commercialization activities with respect to its X-ray source technology and the Nanox.ARC, the ability to realize the expected benefits of its recent acquisitions and the projected business prospects of the Company and the acquired companies. In some cases, you can identify forward-looking statements by terminology such as the words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate”, “might”, “may”, “should”, “anticipate”, “expect”, “predict”’ “potential” and similar expressions which are intended to identify forward-looking statements. Forward-looking statements are based on information the Company has when those statements are made or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Factors that could cause actual results to differ materially from those currently anticipated include: risks related to (i) Nanox’s ability to complete development of the Nanox System; (ii) Nanox’s ability to successfully demonstrate the feasibility of its technology for commercial applications; (iii) Nanox’s expectations regarding the necessity of, timing of filing for, and receipt and maintenance of, regulatory clearances or approvals regarding its technology, the Nanox.ARC and Nanox.CLOUD from regulatory agencies worldwide and its ongoing compliance with applicable quality standards and regulatory requirements; (iv) Nanox’s ability to realize the anticipated benefits of the acquisitions, which may be affected by, among other things, competition, brand recognition, the ability of the acquired companies to grow and manage growth profitably and retain their key employees; (v) Nanox’s ability to enter into and maintain commercially reasonable arrangements with third-party manufacturers and suppliers to manufacture the Nanox.ARC; (vi) the market acceptance of the Nanox System and the proposed pay-per-scan business model; (vii) Nanox’s expectations regarding collaborations with third-parties and their potential benefits; (viii) Nanox’s ability to conduct business globally; (ix) changes in global, political, economic, business, competitive, market and regulatory forces; (x) risks related to the current war between Israel and Hamas and any worsening of the situation in Israel; (xi) risks related to business interruptions resulting from the COVID-19 pandemic or similar public health crises, among other things; and (xii) potential litigation associated with our transactions.

For a discussion of other risks and uncertainties, and other important factors, any of which could cause Nanox’s actual results to differ from those contained in the Forward-Looking Statements, see the section titled “Risk Factors” in Nanox’s Annual Report on Form 20-F for the year ended December 31, 2022, and subsequent filings with the U.S. Securities and Exchange Commission. The reader should not place undue reliance on any forward-looking statements included in this press release.

Except as required by law, Nanox undertakes no obligation to update publicly any forward-looking statements after the date of this press release to conform these statements to actual results or to changes in the Company’s expectations.

Contacts:

Media Contact:

Rachael Roselli

ICR Westwicke

NanoxPR@icrinc.com

Investor Contact:

Mike Cavanaugh

ICR Westwicke

mike.cavanaugh@westwicke.com